Exhibit 99.2

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
(“Randgold Resources" or the “Company”)

DIRECTORS’ ACQUISITION OF SHARES

Jersey, Channel Islands, 13 May 2015

Randgold Resources announces the following acquisition of shares in the Company, as required under DTR 3.1:

(a)	Dr DM Bristow, a director of the Company, acquired 13 014 ordinary shares of the Company on 12 May 2015 at a price of $73.42.

Dr Bristow’s shareholding in the Company is now 770 786 ordinary shares or 0.8% of the Company’s current issued share capital.

(b)	Mr GP Shuttleworth, a director of the Company, acquired 5 356 ordinary shares of the Company on 12 May 2015 at a price of $73.42.

Mr Shuttleworth’s shareholding in the Company is now 87 974 ordinary shares or 0.09% of the Company’s current issued share capital.

The above shares were acquired by Dr Bristow and Mr Shuttleworth in line with the Randgold Resources Annual Bonus Plan which requires them to invest one third of their 2014 annual bonus in shares of the Company for a period of three years.

Randgold Resources Enquiries:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com